Filed by Mississippi Valley Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Mississippi Valley Bancshares, Inc.
Exchange Act File No.: 0-22008

Immediately

Mississippi Valley Bancshares, Inc.
Paul M. Strieker    (314) 543-3505

MISSISSIPPI VALLEY BANCSHARES, INC. ANNOUNCES SHAREHOLDER
APPROVAL OF MERGER

St. Louis, MO – September 4, 2002 – Mississippi Valley Bancshares, Inc. (Nasdaq: MVBI) announced today that the shareholders of Mississippi Valley approved the merger of Mississippi Valley with and into Marshall & Ilsley Corporation at a Special Meeting of the Shareholders held this morning. As previously announced, Marshall & Ilsley has received Federal Reserve Board and state regulatory approvals for the transaction and expects other conditions to the merger to be satisfied by the end of September. Subject to satisfaction of the other customary conditions to closing, the merger is expected to be completed in early October.

Mississippi Valley Bancshares, Inc., with $2.1 billion in assets as of June 30, 2002, has eight offices located in St. Louis, Missouri; Belleville, Illinois; and Phoenix, Arizona. Mississippi Valley is the holding company for Southwest Bank of St. Louis.

This press release does not constitute an offer of any securities for sale. Investors and security holders are advised to read the proxy statement/prospectus dated July 26, 2002 regarding the transaction described in this press release because it contains important information. The proxy statement/prospectus was filed with the Securities and Exchange Commission by Marshall & Ilsley. Investors and security holders may receive a free copy of the proxy statement/prospectus and other related documents filed by Marshall & Ilsley at the Commission’s website at http://www.sec.gov or from Marshall & Ilsley.

This press release contains forward-looking statements about Mississippi Valley Bancshares, Inc. which are within the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements with respect to the expected satisfaction of conditions to the merger and the expected closing date of the transaction. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from the results implied in the forward-looking statements. Factors which could cause such a difference include, but are not limited to, unexpected events which cause the proposed transaction to be delayed or terminated. Further information on other factors which could affect the future results of Mississippi Valley Bancshares, Inc. is included in Mississippi Valley’s filings with the Securities and Exchange Commission. These documents are available free of charge at the Commission’s website at http://www.sec.gov or from Mississippi Valley.